TROUTMAN SANDERS LLP
                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP


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Michael J. Shef                                     Direct Dial:    212-704-6140
Michael.Shef@troutmansanders.com                            Fax:    212-704-6288

April 5, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:      Michele Anderson, Esq.
                Legal Branch Chief

                Re: Volt Information Sciences, Inc. (the Company)
                Form 10-K for the fiscal year ended October 31, 2004 Filed January 14, 2005

Dear Ms. Anderson:

     This will confirm the telephonic message which I left for you yesterday to the effect that the Company expects to respond to the staff's letter dated March 11, 2005 on or about April 12, 2005. If you have any questions, please do not hesitate to contact me.

                                                        Very truly yours,



                                                        Michael J. Shef
MJS:tn

           ATLANTA HONG KONG LONDON NEW YORK NORFOLK RALEIGH RICHMOND
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